

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 26, 2014

Via E-mail
Ms. Christine Lu Wong
Chief Financial Officer
Xueda Education Group
A-4 Xibahe Beili, Chaoyang District
Beijing 100028, People's Republic of China

>   **Re: Xueda Education Group**
>   **Form 20-F for Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 1-34914**

Dear Ms. Wong:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements

We note your disclosure on page F-30 that on July 16, 2013, you contributed additional capital of $1,632 million to Firstleap's convertible redeemable preferred shares and your beneficial interest in Firstleap increased from 12.72% to 16.11%. As a result of the additional investment, you have two seats out of six in the board of Firstleap, compared to one seat out of five previously held. Please tell us your rationale for accounting for this entity as an availablefor-sale investment rather than as an equity method investment and how you applied the guidance in ASC 323-10-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director